Exhibit 1.02

Conflict Minerals Report

This Conflict Minerals Report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”).  On August 22, 2012, the Securities and Exchange Commission adopted Rule 13p-1 pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act requiring public companies to make disclosures of cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, tin, tantalum and tungsten (“3TG”) in their products.  The rule is designed to reduce the funding of armed groups engaged in conflict in the Democratic Republic of Congo (“DRC”) or Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (together, the “covered countries”).

Rockwood Holdings, Inc. and its consolidated subsidiaries (herein referred to as “we”, “us” or “Rockwood”) is a leading global developer, manufacturer and marketer of technologically advanced and high value added specialty chemicals. Our products containing 3TGs are limited to a small number of products in our metal sulfides, surface treatment, color pigments and Titanium Dioxide Pigments (“TiO2”) businesses. We did not perform procedures on our ceramics and clay additives businesses, as those businesses were divested in 2013. Rockwood generally does not have a direct relationship with 3TG smelters and refiners.  As a downstream user of 3TGs, in most cases, we source from suppliers who are multiple layers removed from such sources of the 3TGs.  All 3TGs necessary to the functionality or production of Rockwood products are sourced from third parties on whom we rely for information such as identification of smelters and refiners and origin of 3TGs. Accordingly, Rockwood adopted a detailed framework to perform due diligence on the 3TG source and chain of supply of conflict minerals (“Rockwood Due Diligence Framework”).  The framework we used to develop the Rockwood Due Diligence Framework is the “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict — Affected and High Risk Areas, Second Edition” (“OECD Framework”).

Rockwood’s 3TG team (“Rockwood 3TG Team”) distributed the Rockwood Due Diligence Framework to each of our business units and their supply chain personnel, which includes a certification of completion of the steps in such framework.  The Rockwood Due Diligence Framework is contained in Rockwood’s internal Corporate Policy and Procedures Guide (the “Implementation Guide”).

Prior to conducting our due diligence, we performed a reasonable country of origin inquiry consistent with the OECD Framework, including supplier surveys based on the Electronic Industry Citizenship Coalition Global e-Sustainability Initiative Conflict Minerals Reporting Template, response reviews, and risk assessments of our suppliers, to assess whether the 3TGs used in our products originated in the covered countries.  The results of our risk assessment, including assigning a risk profile to suppliers after consideration of various factors, such as how suppliers monitor their 3TGs, locations of suppliers and 3TGs and reasonableness of suppliers’ responses to our due diligence inquiries (“Risk Profile”) were utilized to focus our due diligence efforts.

Due Diligence

To confirm the validity of information provided by suppliers with regard to our products that contain 3TGs which are intentionally added and necessary for the functionality and/or production of such products and on which Rockwood has an influence in the design or manufacture of the product, the Rockwood Due Diligence Framework includes the following procedures:

1.              Tailored Due Diligence. We performed due diligence based upon the applicable Risk Profile of each of our suppliers as follows:

a.              For low risk suppliers, we documented our conclusion based upon supplier survey results and retained supplier survey responses in line with our record retention policy.

b.              For medium and high-risk suppliers, we performed additional due diligence actions, such as reviewed supplier policies on conflict mineral sourcing, reviewed list of mines, refiners and smelters from our suppliers, and determined whether our suppliers are subject to conflict mineral reporting requirements to understand such suppliers’ legal requirements for 3TG sourcing.

c.               For non-responsive suppliers, we sent follow-up requests in an effort to obtain completed supplier surveys.

2.              Documentation. We will retain documentation received from the supplier used to reach a 3TG conflict status in line with our record retention policy.

3.              Conclude on 3TG status of supplier. We will make an assessment of the supplier’s 3TG status based on supplier responses to 3TG-related informational surveys and inquiries and any additional due diligence inquiries.  We also obtain internal confirmation of the results of due diligence and the conflict status of our products.

4.              Conclude on 3TG status of product. We then trace the supplier 3TG status to corresponding product families and conclude on the 3TG status of each product family.

5.              Policy. We developed a conflict minerals policy, which we have distributed internally.  Our conflict minerals policy is available on our website at www.rocksp.com and is accessible at: www.rockwoodspecialties.com/rock_english/ir/conflict_minerals_sourcing_policy.asp.

Other Required Disclosures

Products.  Our products containing 3TGs are limited to a small number of products in our metal sulfides, surface treatment, color pigments and TiO2 businesses.  We did not perform procedures on our ceramics and clay additives businesses, as these businesses were divested in 2013.

Description of Facilities where 3TGs are Processed.  We relied on our suppliers to provide information on their 3TG sourcing and our suppliers have provided the names of 64 smelters within our supply chain.  The Conflict Free Sourcing Initiative Standard Smelter List (“Standard Smelter List”) lists 59 of the 64 smelters as valid smelters, 11 of which were certified as conflict free under the Conflict Free Smelter Program.  The majority of our suppliers have provided a company-level conflict mineral report template that does not identify the smelters or refiners used for a particular part, component or raw material containing 3TGs.  Therefore, we are unable to identify with certainty the specific facilities used to process the 3TGs in certain of our products.

Efforts to Determine Mine or Location of Origin of 3TGs.  The due diligence procedures described in this Conflict Minerals Report represents Rockwood’s efforts to determine the mine or location of origin of 3TGs.  Based on the information provided by our suppliers, we were not able to identify the mine or location of origin of 3TGs for those on whom we conducted due diligence.

Description of Country of Origin of 3TGs.  We are not able to determine whether the 3TGs in our products are sourced from covered countries due to our suppliers’ provision of a company-level conflict mineral report template that does not identify the smelters or refiners used for a particular part, component or raw materials containing 3TGs.

Mitigation Steps to Avoid Benefiting Armed Groups.  From a product perspective, all new products and new materials added to current products will undergo a process to determine the 3TG status of such products.  From a supplier perspective, Rockwood will annually validate smelters utilizing the Standard Smelter List.  We also will seek to incorporate 3TG-related compliance language, including supply chain policies, due diligence and upstream investigation requirements in new and existing 3TG supplier contracts and continue to work with suppliers to obtain complete and accurate information on their supply chains.